Exhibit 99.2

Consolidated Balance Sheets

	As of June 30,		As of December 31,
	2016	2015	2015
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$7,136	$6,807	$5,047
Short-term investments	22,391	37,511	23,259
Trade receivables, net	15,936	15,584	23,071
Other accounts receivables	3,475	4,408	2,881
Inventories	28,423	24,785	26,336

	77,361	89,095	80,594

Non-Current Assets
Property, plant and equipment, net	21,138	21,562	21,309
Other long-term assets	73	103	89

	21,211	21,665	21,398

	98,572	110,760	101,992
Current Liabilities
Current maturities of loans and convertible debentures	392	7,924	37
Trade payables	10,247	14,808	16,917
Other accounts payables	6,068	3,385	4,064
Deferred revenues	5,114	1,792	1,921

	21,821	27,909	22,939

Non-Current Liabilities
Loans	1,537	-	151
Employee benefit liabilities, net	402	693	787
Deferred revenues	5,424	6,895	5,608

	7,363	7,588	6,546
Shareholder's Equity
Ordinary shares of NIS 1 par value: Authorized - 60,000,000 ordinary shares; Issued and outstanding – 36,418,741 and 36,387,929 shares at June 30, 2016 and 2015, respectively.	9,320	9,312	9,320
Share premium	162,649	160,927	162,238
Conversion option in convertible debentures	-	1,147	-
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	9	134	(1)
Capital reserve from available for sale financial assets	119	49	73
Capital reserve from share-based payments	9,455	8,362	9,157
Capital reserve from employee benefits	(59)	(81)	(59)
Accumulated deficit	(108,615)	(101,097)	(104,731)
	69,388	75,263	72,507
	$98,572	$110,760	$101,992

Consolidated Statements of Comprehensive Income

	Six months period ended June 30,		Three months period ended June 30,		Year ended December 31
	2016	2015	2016	2015	2015
	Unaudited				Audited
	In thousands (except for per-share data)

Revenues from proprietary products	$23,226	$15,881	$12,106	$12,708	$42,952
Revenues from distribution	10,637	12,295	6,960	6,538	26,954

Total revenues	33,863	28,176	19,066	19,246	69,906

Cost of revenues from proprietary products	14,410	12,930	7,479	9,635	30,468
Cost of revenues from distribution	9,047	11,214	5,958	5,971	23,640

Total cost of revenues	23,457	24,144	13,437	15,606	54,108

Gross profit	10,406	4,032	5,629	3,640	15,798

Research and development expenses	7,609	7,058	3,502	3,415	16,530
Selling and marketing expenses	1,691	1,743	856	944	3,652
General and administrative expenses	3,674	3,437	1,861	1,737	7,040

Operating loss	(2,568)	(8,206)	(590)	(2,456)	(11,424)

Financial income	298	300	133	114	463
Income (expense) in respect of currency exchange and derivatives instruments, net	(59)	761	90	248	625
Financial expense	(67)	(491)	(30)	(248)	(934)
Loss before taxes on income	(2,396)	(7,636)	(397)	(2,342)	(11,270)
Taxes on income	1,488	-	1,188	-	-

Loss	(3,884)	(7,636)	(1,585)	(2,342)	(11,270)

Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) on available for sale financial assets	46	39	(25)	(79)	63
Profit (loss) on cash flow hedges	80	194	(165)	415	71
Net amounts transferred to the statement of profit or loss for cash flow hedges	(70)	56	(36)	(16)	44
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans	-	-	-	-	22
Total comprehensive loss	$(3,828)	$(7,347)	$(1,811)	$(2,022)	$(11,070)

Loss per share attributable to equity holders of the Company:
Basic loss per share	$(0.11)	$(0.21)	$(0.04)	$(0.06)	$(0.31)

Diluted loss per share	$(0.11)	$(0.21)	$(0.04)	$(0.06)	$(0.31)

Consolidated Statements of Cash Flows

	Six months period Ended June 30,		Three months period Ended June 30,		Year Ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	In thousands

Cash Flows from Operating Activities

Net loss	$(3,884)	$(7,636)	$(1,585)	$(2,342)	$(11,270)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation, amortization and impairment of equipment	1,709	1,572	878	801	3,227
Finance income, net	(172)	(570)	(193)	*(114)	(154)
Cost of share-based payment	709	1,029	328	524	1,907
Income tax expense	1,488	-	1,188	-	-
Loss from sale of property and equipment	10	-	-	-	-
Change in employee benefit liabilities, net	(385)	(29)	(250)	(46)	87

	3,359	2,002	1,951	1,165	5,067
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	7,304	2,211	(6,955)	(6,207)	(5,604)
Decrease (increase) in other accounts receivables	147	(502)	905	*102	118
Decrease (increase) in inventories	(2,087)	638	3,182	2,650	(913)
Increase in deferred expenses	(774)	(1,400)	(304)	(1,471)	(565)
Increase (decrease) in trade payables	(6,869)	(1,461)	(7,939)	1,111	887
Increase (decrease) in other accounts payables	726	(584)	439	75	94
Increase (decrease) in deferred revenues	3,009	(1,247)	3,975	(1,070)	(2,405)

	1,456	(2,345)	(6,697)	(4,801)	(8,388)
Cash received (paid) during the period for:
Interest paid	(9)	(243)	(7)	(122)	(484)
Interest received	424	594	138	244	1,143
Taxes paid	(306)	(47)	(303)	(18)	(47)

	109	304	(172)	104	612

Net cash provided by (used in) operating activities	$1,040	$(7,675)	$(6,503)	$(5,883)	$(13,979)

*Reclassification

Consolidated Statements of Cash Flows

	Six months period Ended June 30,		Three months period Ended June 30,		Year Ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Unaudited
	In thousands
Cash Flows from Investing Activities
Proceeds from sale of (investment in) short term investments, net	$776	$25	$1,392	$(400)	$13,971
Purchase of property and equipment	(1,469)	(1,332)	(543)	(823)	(2,718)
Proceeds from sale of property and equipment	21	-	-	-	-

Net cash provided by (used in) investing activities	(672)	(1,307)	849	(1,223)	11,253

Cash Flows from Financing Activities
Proceeds from exercise of warrants and options	-	1,165	-	* 949	1,254
Receipt of long-term loans	1,701	-	1,071	-	197
Repayment of long-term loans	(61)	-	(50)	-	(9)
Repayment of convertible debentures	-	-	-	-	(7,797)
					-
Net cash provided by (used in) financing activities	1,640	1,165	1,021	949	(6,355)

Exchange differences on balances of cash and cash equivalent	81	78	164	*(47)	(418)

Increase (decrease) in cash and cash equivalents	2,089	(7,739)	(4,469)	(6,204)	(9,499)

Cash and cash equivalents at the beginning of the period	5,047	14,546	11,605	13,011	14,546

Cash and cash equivalents at the end of the period	$7,136	$6,807	$7,136	$6,807	$5,047

Significant non-cash transactions
Purchase of property and equipment through capital lease	$84	$-	$-	$-	$-

*Reclassification

Adjusted EBITDA

	Six months period Ended June 30,		Three months period Ended June 30,		For the year Ended December 31,
	2016	2015	2016	2015	2015

	In thousands

Net loss	$(3,884)	$(7,636)	$(1,585)	$(2,342)	$(11,270)

Income tax expense	1,488	-	1,188	-	-

Financial expense (income), net	(172)	(570)	(193)	(114)	(154)

Depreciation and amortization expense	1,709	1,572	878	801	3,227

Share-based compensation charges	709	1,029	328	524	1,907

Adjusted EBITDA	$(150)	$(5,605)	$616	(1,131)	$(6,290)

Adjusted net income

	Six months period Ended June 30,		Three months period Ended June 30,		For the Year Ended December 31,
	2016	2015	2016	2015	2015
	In thousands

Net loss	$(3,884)	$(7,636)	$(1,585)	$(2,342)	$(11,270)

Share-based compensation charges	709	1,029	328	524	1,907

Adjusted Net loss	$(3,175)	$(6,607)	$(1,257)	$(1,818)	$(9,363)